Exhibit 99.1

Guardforce AI Announces Receipt of Nasdaq Minimum Bid

Price Deficiency Notification Letter

NEW YORK, NY / December 17, 2025 / Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (NASDAQ: GFAI, GFAIW), an AI-driven technology company providing smart solutions in automation, robotics, Agentic AI and secured logistics, today announced that it has received a notification letter (“Notification Letter”) from the Nasdaq Stock Market LLC (“NASDAQ”) dated December 12, 2025, notifying the Company that it is not in compliance with the minimum bid price requirement as set forth under NASDAQ Listing Rule 5550(a)(2) which requires listed securities to maintain a minimum bid price of US$1.00 per share for continued listing on the NASDAQ, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. This press release is issued pursuant to NASDAQ Listing Rule 5810(b), which requires prompt disclosure upon the receipt of a deficiency notification.

In accordance with the NASDAQ Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until June 10, 2026, to regain compliance with NASDAQ Listing Rule 5550(a)(2).

To regain compliance, the Company’s ordinary shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive trading days. In the event that the Company does not regain compliance by June 10, 2026, the Company may be eligible for additional time to regain compliance or may face delisting.

The receipt of the Notification Letter has no immediate effect on the listing of the Company’s ordinary shares, which will continue to trade uninterrupted on NASDAQ under the ticker “GFAI”.

To address this issue, the Company intends to continuously monitor its closing bid price and is in the process of considering various measures to improve its financial position and results of operations, which the Company expects to countervail the short-term adverse effects on its trading price and cure the deficiency in due time.

About Guardforce AI Co., Ltd.

Guardforce AI (Nasdaq: GFAI, GFAIW) is an AI-driven technology company with a solid operational foundation in the cash logistics and retail sectors. Through its proprietary Intelligent Cloud Platform (ICP), Guardforce AI delivers next-generation smart solutions and AI applications spanning cash management, retail automation, robotics, and Agentic AI. Expanding into areas such as travel planning, the Company is demonstrating how scalable AI can drive industry transformation, balancing stable, recurring revenues with high-growth, future-ready innovations. For more information, visit www.guardforceai.com Twitter: @Guardforceai.

Safe Harbor Statement

This press release contains statements that do not relate to historical facts but are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and annual reports under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Investor Relations:

David Waldman or Natalya Rudman

Crescendo Communications, LLC

Email: gfai@crescendo-ir.com

Tel: 212-671-1020

Guardforce AI Corporate Communications

Hu Yu

Email: yu.hu@guardforceai.com